                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        National Vision Associates, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638459107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Kimberley E. Thompson, c/o ITC Holding Company, Inc.
          1239 O.G. Skinner Drive, West Point, GA 31833 (703) 619-9678
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 1, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 638459107                                                            Page   2   of   24   Pages
          ---------                                                                 -----    ------
----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          CAMPBELL B. LANIER, III
----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)   [X]
                                                                                                             (b)   [_]

----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF

----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                       [_]

----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
                              153,832

  NUMBER OF         --------------------------------------------------------------------------------------------------------
    SHARES          8         SHARED VOTING POWER
 BENEFICIALLY                 750
   OWNED BY
   REPORTING        --------------------------------------------------------------------------------------------------------
    PERSON          9         SOLE DISPOSITIVE POWER
     WITH                     153,832

                    --------------------------------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              750

----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          154,582

----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [_]

----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%

----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP No. 638459107                                                                        Page   3   of   24   Pages
          ---------                                                                              -----    ------
--------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          JANE LANIER

--------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)   [X]
                                                                                                                (b)   [_]

--------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF

--------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                          [_]

--------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
                                -0-

                      ----------------------------------------------------------------------------------------------------------
     SHARES           8         SHARED VOTING POWER
  BENEFICIALLY                  750
    OWNED BY
      EACH            ----------------------------------------------------------------------------------------------------------
    REPORTING         9         SOLE DISPOSITIVE POWER
     PERSON                     -0-
      WITH
                      ----------------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                750

--------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750

--------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [_]

-------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          LESS THAN 0.1%

-------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No. 638459107                                                                 Page   4   of    24   Pages
          ---------                                                                      -----     ------
------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          CAMPBELL B. LANIER, IV

------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)   [X]
                                                                                                                   (b)   [_]

------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF

------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                             [_]

------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------------------------
                  7         SOLE VOTING POWER
                            25,550

    NUMBER OF     ------------------------------------------------------------------------------------------------------------
     SHARES       8         SHARED VOTING POWER
  BENEFICIALLY              -0-
    OWNED BY
      EACH        ------------------------------------------------------------------------------------------------------------
    REPORTING     9         SOLE DISPOSITIVE POWER
     PERSON                 25,550
      WITH
                  ------------------------------------------------------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER
                            -0-

------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,550

------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [_]

------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%

------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No. 638459107                                                                 Page   5   of   24    Pages
          ---------                                                                      -----    ------
--------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          ITC SERVICE COMPANY

--------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)   [X]
                                                                                                                (b)   [_]

--------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                          [_]

--------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------------------------------------------------------
                   7         SOLE VOTING POWER
                             1,110,448
                   -------------------------------------------------------------------------------------------------------------
   NUMBER OF       8         SHARED VOTING POWER
     SHARES                  -0-
  BENEFICIALLY
    OWNED BY       -------------------------------------------------------------------------------------------------------------
      EACH         9         SOLE DISPOSITIVE POWER
    REPORTING                1,110,448
     PERSON
      WITH         -------------------------------------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             -0-

--------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,110,448

--------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [_]

--------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%

--------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No. 638459107                                                                   Page   6   of   24   Pages
          ---------                                                                        -----    ------
---------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)   [X]
                                                                                                                  (b)   [_]


---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO

---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          GEORGIA

---------------------------------------------------------------------------------------------------------------------------------
                  7         SOLE VOTING POWER
                            700,000
   NUMBER OF      ---------------------------------------------------------------------------------------------------------------
     SHARES       8         SHARED VOTING POWER
  BENEFICIALLY              -0-
    OWNED BY
      EACH        ---------------------------------------------------------------------------------------------------------------
    REPORTING     9         SOLE DISPOSITIVE POWER
     PERSON                 700,000
      WITH
                  ---------------------------------------------------------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER
                            -0-

---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          700,000

---------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [_]


---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.3%

---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          00

---------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    SCHEDULE 13D


---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page  7  of  24  Pages
          ---------                                                           ---    ----
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       WILLIAM H. SCOTT, III

-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             782,782 (1)

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                782,782 (1)
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       782,782 (1)

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.7%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------------------------------------

(1) INCLUDES 700,000 SHARES OF COMMON STOCK OWNED BY THE CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST OF WHICH MR. SCOTT IS THE SOLE TRUSTEE.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page  8  of  24  Pages
          ---------                                                           ---    ----
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       MARTHA J. SCOTT


-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

-------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                              28,000 (1)

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                28,000 (1)
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,000 (1)

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------------------------------------

(1) INCLUDES 10,000 SHARES OF COMMON STOCK OWNED BY THE WILLIAM H. SCOTT, III IRREVOCABLE TRUST F/B/O MARY MARTHA SCOTT OF WHICH MRS. SCOTT IS THE SOLE TRUSTEE.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page  9  of  24  Pages
          ---------                                                           ---    ----
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       WILLIAM H. SCOTT, III IRREVOCABLE TRUST F/B/O MARY MARTHA SCOTT

-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       GEORGIA

------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                              10,000

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                 10,000
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                              -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 0.1%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       00

-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page  10  of  24   Pages
          ---------                                                           ----    -----
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       BRYAN W. ADAMS

-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             8,000

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                8,000
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,000

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 0.1%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page   11   of    24   Pages
          ---------                                                          ------    ------
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       J. DOUGLAS COX

-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

-------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             48,406

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                48,406
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       48,406

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.2%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------                                     ---------------------------------------
CUSIP No. 638459107                                                      Page  12  of  24  Pages
          ---------                                                           ----    ----
---------------------------------                                     ---------------------------------------

-------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SANDY COX

-------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

-------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             29,900

      NUMBER OF        --------------------------------------------------------------------------------------
       SHARES          8     SHARED VOTING POWER
    BENEFICIALLY             -0-
      OWNED BY
        EACH           --------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                29,900
        WITH
                       --------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       29,900

-------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


-------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%

-------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 638459107                                 Page 13 of 24 Pages


       This statement amends the Schedule 13D filed with the Securities and Exchange Commission on August 19, 1998 by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"), Campbell B. Lanier, IV ("Mr. Lanier IV"), ITC Service Company ("ITC Service") and Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Lanier Trust"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of National Vision Associates, LTD., a Delaware corporation (the "Company").

ITEM 2.    IDENTITY AND BACKGROUND

       Item 2 is hereby amended and restated in its entirety as follows:

       This statement is being filed by Mr. Lanier, Mrs. Lanier, ITC Service, Mr. Lanier IV, the Lanier Trust, William H. Scott, III ("Mr. Scott"), Martha J. Scott ("Mrs. Scott"), the William H. Scott, III Irrevocable Trust f/b/o Mary Martha Scott (the "Scott Trust"), Bryan W. Adams ("Mr. Adams"), J. Douglas Cox ("Mr. Cox") and Sandy Cox ("Mrs. Cox" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV, ITC Service, the Lanier Trust, Mr. and Mrs. Scott, the Scott Trust, Mr. Adams and Mr. Cox, the "Reporting Persons").

       Mr. Lanier's principal occupation is Chairman, Chief Executive Officer and a director of ITC Holding Company, Inc. ("ITC Holding"). Mr. Lanier is also a director of the Company. Mrs. Lanier's principal occupation is homemaker. Mr. Lanier IV's principal occupation is manager of Enon Plantation, a hunting preserve. Mr. Scott's principal occupation is President and director of ITC Holding. Mrs. Scott's principal occupation is homemaker. Mr. Adams' principal occupation is Senior Vice President and Chief Financial Officer of ITC Holding. Mr. Cox's principal occupation is Senior Vice President, Corporate Development of ITC Holding. Mrs. Cox's principal occupation is homemaker. The business address of Mr. and Mrs. Lanier, Mr. Lanier IV, Mr. and Mrs. Scott, Mr. Adams and Mr. and Mrs. Cox is c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive, West Point, Georgia 31833.

       During the last five years, none of Mr. Lanier, Mrs. Lanier, Mr. Lanier IV, Mr. Scott, Mrs. Scott, Mr. Adams, Mr. Cox or Mrs. Cox has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       ITC Service, a Georgia corporation and a wholly owned subsidiary of ITC Holding, provides management services to all entities wholly owned by ITC Holding and provides management consulting to other entities in which ITC Holding holds an interest. The business address of ITC Service is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Service has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ITC Service. To the knowledge of ITC Service, each of the directors and executive officers listed on Appendix I hereto is a

CUSIP No. 638459107                                 Page 14 of 24 Pages


United States citizen, and none of such directors and executive officers has, during the past five years,been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       ITC Holding is a holding company engaged through subsidiaries and other ownership interests in a variety of service businesses, primarily in the telecommunications industry. The business address of ITC Holding is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Holding has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix II hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ITC Holding. To the knowledge of ITC Service, each of the directors and executive officers listed on Appendix II hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       The Campbell Trust is a grantor retained annuity trust established by Mr. Lanier under the laws of the state of Georgia. Mr. Scott is the trustee of the Lanier Trust and holds both voting and dispositive control over those shares of Common Stock owned by the Lanier Trust. During the last five years, the Lanier Trust has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of the Lanier Trust is c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive, West Point, Georgia 31833.

       The Scott Trust is an irrevocable trust established by Mr. Scott under the laws of the state of Georgia. Mrs. Scott is the trustee of the Scott Trust and holds both voting and dispositive control over those shares of Common Stock owned by the Scott Trust. During the last five years, the Scott Trust has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of the Scott Trust is c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive, West Point, Georgia 31833.

CUSIP No. 638459107                                 Page 15 of 24 Pages


       Because of the business and family relationships among the Reporting Persons, the Reporting Persons may be deemed to be a "group" within the meaning of the beneficial ownership provisions of the federal securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended by adding the following additional information:


       ITC Service purchased 236,500 shares of Common Stock of Common Stock between August 21, 1998 and October 28, 1998 for an aggregate consideration of $1,140,663. The funds used to purchase these shares came from the working capital of ITC Service.


       Mr. Scott purchased 25,000 shares of Common Stock on July 14, 1998 for an aggregate consideration of $153,125. Mr. Scott previously purchased 67,782 shares of Common Stock in 1992. Mr. Scott made a gift of 10,000 shares to the Scott Trust in 1992. The funds used to purchase these shares came from Mr. Scott's personal funds.

       Mrs. Scott purchased 18,000 shares of Common Stock in 1992. The funds used to purchase these shares came from Mrs. Scott's personal funds.

       Mr. Adams purchased 6,000 shares of Common Stock on May 27, 1998 for an aggregate consideration of $37,140 and purchased 2,000 shares of Common Stock on July 22, 1998 for an aggregate consideration of $9,750. The funds used to purchase these shares came from Mr. Adams' personal funds.

       The Scott Trust received 10,000 shares of Common Stock in 1992 from Mr. Scott in the form of a gift. No consideration was paid by the Scott Trust to Mr. Scott for these shares.

       Mr. Cox purchased 2,168 shares of Common Stock in 1990 for an aggregate consideration of $477. Mr. Cox also purchased 76,138 shares of Common Stock in 1992 for an aggregate consideration of $16,750. Mr. Cox made a gift of 29,900 shares of Common Stock to Mrs. Cox in 1992. The funds used to purchase these shares came from Mr. Cox's personal funds.

       Mrs. Cox received 29,900 shares of Common Stock in 1992 from Mr. Cox in the form of a gift. No consideration was paid by Mrs. Cox to Mr. Cox for these shares.


ITEM 4.    PURPOSE OF TRANSACTION

       Item 4 is hereby amended and restated in its entirety as follows:

       The Reporting Persons have acquired shares of Common Stock in order to obtain a significant investment position in the Company. Depending upon market conditions and other factors, it is the current intention of the Reporting Persons to acquire additional shares of the Common Stock. The Reporting Persons, however, reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire.

CUSIP No. 638459107                                 Page 16 of 24 Pages


       The Reporting Persons have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is hereby amended and restated in its entirety as follows:


       As of the date of this report, the Reporting Persons beneficially own an aggregate of 2,187,668 shares of the Company's Common Stock which represents approximately 10.34% of the 21,157,612 shares of the Company's Common Stock outstanding as of September 30, 1998.



       Mr. Lanier has

                   i)      sole power to vote or direct the vote                          153,832*

                   ii)     shared power to vote or direct the vote                            750

                   iii)    sole power to dispose or direct the disposition                153,832*

                   iv)     shared power to dispose or direct the disposition                  750
         * Includes vested options convertible for an aggregate of 16,875 shares

       Mrs. Lanier has

                   i)      sole power to vote or direct the vote                                0

                   ii)     shared power to vote or direct the vote                            750

                   iii)    sole power to dispose or direct the disposition                      0

                   iv)     shared power to dispose or direct the disposition                  750

       Mr. Lanier, IV has

                   i)      sole power to vote or direct the vote                           25,550

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                 25,550

                   iv)     shared power to dispose or direct the disposition                    0

       ITC Service has

                   i)      sole power to vote or direct the vote                        1,110,448

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition              1,110,448

                   iv)     shared power to dispose or direct the disposition                    0

CUSIP No. 638459107                                 Page 17 of 24 Pages



       Lanier Trust has

                   i)      sole power to vote or direct the vote                          700,000

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                700,000

                   iv)     shared power to dispose or direct the disposition                    0

       Mr. Scott has

                   i)      sole power to vote or direct the vote                          782,782 (1)

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                782,782 (1)

                   iv)     shared power to dispose or direct the disposition                    0

                           (1)  Includes 700,000 shares of Common Stock owned by the
                           Lanier Trust of which Mr. Scott is the sole trustee.

       Mrs. Scott has

                   i)      sole power to vote or direct the vote                           28,000 (2)

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                 28,000 (2)

                   iv)     shared power to dispose or direct the disposition                    0

                           (2)  Includes 10,000 shares of Common Stock owned by the
                            Scott Trust of which Mrs. Scott is the sole trustee.

       Scott Trust has

                   i)      sole power to vote or direct the vote                           10,000

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                 10,000

                   iv)     shared power to dispose or direct the disposition                    0

       Mr. Adams has

                   i)      sole power to vote or direct the vote                            8,000

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                  8,000

                   iv)     shared power to dispose or direct the disposition                    0

CUSIP No. 638459107                                 Page 18 of 24 Pages



       Mr. Cox has

                   i)      sole power to vote or direct the vote                           48,406

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                 48,406

                   iv)     shared power to dispose or direct the disposition                    0

       Mrs. Cox has

                   i)      sole power to vote or direct the vote                           29,900

                   ii)     shared power to vote or direct the vote                              0

                   iii)    sole power to dispose or direct the disposition                 29,900

                   iv)     shared power to dispose or direct the disposition                    0



       The Reporting Persons have engaged in the following transactions in the Company's Common Stock since the initial Schedule 13D was filed on August 19, 1998:


          REPORTING                              NUMBER OF         PRICE             TYPE OF
           PERSON                DATE             SHARES         PER SHARE         TRANSACTION
        ITC Service              21-Aug-98        40,000           5.812           Open Market
        ITC Service              25-Aug-98         7,000           5.81            Open Market
        ITC Service              28-Aug-98         2,000           5.06            Open Market
        ITC Service              28-Aug-98        10,000           5.06            Open Market
        ITC Service              31-Aug-98        15,000           4.94            Open Market
        ITC Service               1-Sep-98        11,000           4.69            Open Market
        ITC Service               1-Sep-98        25,000           4.81            Open Market
        ITC Service               3-Sep-98        35,000           4.69            Open Market
        ITC Service               4-Sep-98         3,000           4.69            Open Market
        ITC Service               8-Sep-98        22,500           4.69            Open Market
        ITC Service               9-Sep-98        21,000           4.69            Open Market
        ITC Service              10-Oct-98        45,000           3.97            Open Market


       No person other than Mr. Lanier has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier except with respect to the 750 shares of Common Stock owned by Mrs. Lanier, of which Mrs. Lanier has such rights.

       No person other than Mr. Lanier,IV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Lanier,IV.

CUSIP No. 638459107                                 Page 19 of 24 Pages


       No person other than ITC Service, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by ITC Service, except that since ITC Service is a wholly owned subsidiary of ITC Holding, ITC Holding indirectly has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by ITC Service.

       No person other than Mr. Scott and the Lanier Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Lanier Trust.

       No person other than Mr. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Scott.

       No person other than Mrs. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Scott.

       No person other than Mrs. Scott and the Scott Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Scott Trust.

       No person other than Mr. Adams has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Adams.

       No person other than Mr. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Cox.

       No person other than Mrs. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Cox.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 is hereby amended and restated in its entirety as follows:

       Except as reported above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any persons with respect to any securities of the Company.

CUSIP No. 638459107                                 Page 20 of 24 Pages


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       October 30, 1998




/s/ CAMPBELL B. LANIER, III
-----------------------------------
By: Campbell B. Lanier, III




/s/ JANE LANIER
-----------------------------------
By: Jane Lanier




/s/ CAMPBELL B. LANIER, IV
-----------------------------------
By: Campbell B. Lanier, IV




ITC SERVICE COMPANY


/s/ KIMBERLEY E. THOMPSON
-----------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
         and Secretary



CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST
/s/ WILLIAM H. SCOTT, III
-----------------------------------
By:      William H. Scott, III
Title:   Trustee




/s/ WILLIAM H. SCOTT, III
-----------------------------------
By:      William H. Scott, III

CUSIP No. 638459107                                 Page 21 of 24 Pages



/s/ MARTHA J. SCOTT
-----------------------------------
By:      Martha J. Scott




WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT
/s/ MARTHA J. SCOTT
-----------------------------------
By:      Martha J. Scott
Title:   Trustee




/s/ BRYAN W. ADAMS
-----------------------------------
By:      Bryan W. Adams




/s/ J. DOUGLAS COX
-----------------------------------
By:      J. Douglas Cox




/s/ SANDY COX
-----------------------------------
By:      Sandy Cox

CUSIP No. 638459107                                 Page 22 of 24 Pages


                                   APPENDIX I

                  OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

 NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                    PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                    OR EMPLOYMENT
------------------------                                                ------------------------

Campbell B. Lanier, III, Director,                                      Chairman and Chief Executive Officer
Chairman and Chief Executive Officer                                    ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director,                                        Chief Operating Officer and President
President and Chief                                                     ITC Holding Company, Inc.
Operating Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Senior Vice President,                                  Senior Vice President - Chief Financial Officer
Chief Financial Officer,                                                ITC Holding Company, Inc.
Treasurer and Assistant Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Senior Vice President - General Counsel          Senior Vice President - General Counsel and
and Secretary                                                           Secretary
c/o ITC Service Company                                                 ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

J. Douglas Cox,                                                         Senior Vice President,
Senior Vice President,                                                  Corporate Development
Corporate Development                                                   ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray, Vice President,                                         Vice President, Controller and
Controller and Assistant Secretary                                      Assistant Secretary
c/o ITC Service Company                                                 ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

CUSIP No. 638459107                                 Page 23 of 24 Pages


                                   APPENDIX II

                   OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                             PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                             OR EMPLOYMENT
------------------------                                                ----------------------------------

Campbell B. Lanier III                                                  Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                                                   Chief Operating Officer and President
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Douglas Cox                                                          Senior Vice President - Corporate Development
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                                                          Vice President
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                                                          Senior Vice President - Chief Financial Officer
c/o ITC Holding Company, Inc.                                           and Assistant Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

Robert M. Montgomery                                                    Vice President
c/o ITC Holding Company, Inc.                                           ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                                                   Senior Vice President - General Counsel
c/o ITC Holding Company, Inc.                                           and Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

Dabsey M. Gray                                                          Vice President, Controller and Assistant
c/o ITC Holding Company, Inc.                                           Secretary
1239 O.G. Skinner Drive                                                 ITC Holding Company, Inc.
West Point, GA 31833

CUSIP No. 638459107                                 Page 24 of 24 Pages


J. Smith Lanier, II, Director                                           Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

William T. Parr, Director                                               Vice Chairman
c/o ITC Holding Company, Inc.                                           J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director                                       Certified Public Accountant and
c/o ITC Holding Company, Inc.                                           Attorney
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                                               Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                                               Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director                                          Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                           SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                                              President
c/o ITC Holding Company, Inc.                                           South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                                              Chairman and President
c/o ITC Holding Company, Inc.                                           National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833